

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 31, 2009

Via U.S. Mail and Fax (800-805-4561)
Mr. Dyron M. Watford
Chief Financial Officer
Universal Energy Corp.
30 Skyline Drive
Lake Mary, Florida 32746

       Re: **Universal Energy Corp.**
                 Form 10-KSB for Fiscal Year Ended December 31, 2007
                 Filed April 15, 2008
                 Form 10-KSB/A for Fiscal Year Ended December 31, 2007
                 Filed March 30, 2009
                 Form 10-Q for Fiscal Quarter Ended September 30, 2008
                 Filed November 19, 2008
                 Form 10-Q/A for Fiscal Quarter Ended September 30, 2008
                 Filed March 30, 2009
                 File No. 0-50284

Dear Mr. Watford:

       We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                                 Sincerely,

                                   Chris White
                                   Branch Chief